10753 Macatawa Drive
Holland, Michigan 49424

May 3, 2011

Mr. Michael Clampitt
Mr. David Lin
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Macatawa Bank Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed March 31, 2011 File No. 333-172021

Dear Gentlemen:

          This letter provides Macatawa Bank Corporation's (the "Company") response to the Commission staff letter dated April 13, 2011 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Amendment No. 1 to Form S-1

Our Capital Needs, page 2

Comment #1:

          We note your revised disclosure in response to prior comment 17 in our letter dated February 28, 2011 and we reissue it in part. Noting the first risk factor and the possibility of future losses that may require additional capital, revise to disclose in the section "Our Capital Needs" on page 2, that the amount needed may increase in the event of future losses and other events.

Response:

          The Company has added the following sentence to the second paragraph under "Our Capital Needs":

Mr. Michael Clampitt
Mr. David Lin
May 3, 2011

____________________

"The amounts of capital needed may increase in the event of future losses and other events."

Risk Factors, page 22

We may face increasing pressure . . . page 26

Comment #2:

We note your revised disclosure in response to prior comment 25 in our letter dated February 28, 2011. Please revise your disclosure to quantify, if material, the dollar amount of the make-whole request that you received on March 1, 2011.

Response:

          The Company has revised the disclosure to quantify the make-whole request received on March 1, 2011 and reflect that the request has been withdrawn.

Very truly yours,

/s/ Jon W. Swets

Jon W. Swets Chief Financial Officer